Mail Stop 4561

March 31, 2009

Richard E. Belluzzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

      Re: **Quantum Corporation**
               Form 10-K for Fiscal Year Ended March 31, 2008
               Filed June 13, 2008
               Form 10-Q for Fiscal Quarter Ended December 31, 2008
               Filed February 9, 2009
               File No. 001-13449

Dear Mr. Belluzzo:

      We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended March 31, 2008

Cover Page

1.   The cover page to your Form 10-K indicates that you currently have registered pursuant to Section 12(b) of the Exchange Act a class of common stock titled "Quantum Corporation—DLT & Storage Systems Group Common Stock." We note that this class of stock appears to be a vestige of your former tracking stock structure and no longer appears to be authorized by your amended and restated

certificate of incorporation, which provides only for "Common Stock" and "Preferred Stock." Please advise.

Part I

Item 1. Business

Customers, page 7

2.   We note that Dell represented 16% of your revenue in fiscal 2008. We also note the risk factor disclosure on page 12 that a significant decline in revenue from Dell could materially and adversely affect you. Please tell us if you have considered including in your Form 10-K a description of your contractual arrangements with Dell, or in the absence of an ongoing contractual relationship, a clarification of that status and a descriptive summary of the manner in which the parties conduct business. To the extent the parties have entered into written agreements, please analyze the basis of your determination that the agreement need not be filed. As applicable, discuss the basis of your conclusions regarding the lack of substantial dependency upon any such agreement. See Item 601(b)(10)(ii)(B) of Regulation S-K. Also, please tell us if you are substantially dependent for purposes of Item 601(b)(10)(ii)(B) on your agreements with those contract manufacturers who are your only source for certain tape drives and tape automation products, as disclosed on page 17.

Backlog, page 9

3.   We note your disclosure that you do not believe that your backlog levels are a meaningful indicator of your future revenues or are material to an understanding of your business. Notwithstanding your opinion regarding the utility of backlog information to investors, you may be required to disclose information concerning backlog levels. Please tell us the dollar amount of your backlog, if any, as of a date close to the time you filed your report and as of a comparable date in the preceding fiscal year.

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 24

4.   We note your disclosure in this section that the information required regarding equity compensation plans is incorporated by reference from your definitive proxy statement. However, your definitive proxy statement filed on June 27,

2008 does not appear to contain the Equity Compensation Plan Information table. See Item 201(d) of Regulation S-K. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for Fiscal 2008, 2007 and 2006, page 28

5.   We note your disclosure on page 14 that increased competition in the tape drive and tape automation markets has resulted in lower prices and lower margins earned on tape drives and media and your disclosure on page 15 that completion among tape media suppliers has periodically resulted in intense, price-based competition for media sales. Please tell us if these pricing pressures have had a material impact on your results of operations in any of your three most recent fiscal years. It appears you should provide quantitative information about any material changes in prices that affect your operations or results materially. Additionally, to the extent changes in prices had a significant impact on your revenues from one period to the next, quantitative information regarding such an impact should be provided. See Item 303(a)(3)(iv) of Regulation S-K.

Liquidity and Capital Resources

Long-Term Debt, page 40

6.   We note your disclosure regarding the covenants on your revolving credit facility and term loan. Please explain to us what consideration you gave to disclosing the details of these covenants. See Item 303(a)(1) of Regulation S-K and Section IV.C of SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 3: Summary of Significant Accounting Policies

Service Parts for Maintenance, page 59

7.   You indicate service parts for maintenance are used to support warranty and repair services. Considering the nature of these assets, please explain how you considered the accounting model described in Q&A number 12 of TIS Section 2140 of the AICPA Technical Questions. We also note that the service parts for maintenance are amortized over their estimated useful life of eight years. Please tell us why you believe that it is appropriate to amortize the cost of these parts over the expected period in which they are used, as opposed to recording the cost of parts in the periods in which they are actually used.

Part IV

Item 11. Executive Compensation (incorporated by reference from Def 14A filed on June 27, 2008)

Compensation Discussion and Analysis, page 19

8.   Your disclosure indicates that in determining awards under each of your elements of executive compensation, your compensation committee considers, in part, the individual performance of your named executive officers. However, in discussing the compensation paid to each of your officers other than your CEO, your disclosure fails to explain how your compensation committee assessed individual performance. For example, the disclosure on page 21 indicates that the base salaries of Mr. Hall and Ms. Barrett were increased in fiscal 2008 partly to recognize their individual performance, but it does not identify the particular tasks or performance standards that were considered in making the decision to increase these salaries. Please explain how your compensation committee assesses the individual performance of your named executive officers when making compensation decisions.

Equity Compensation, page 23

9.   Although you provide general information regarding policies relating to your long-term equity compensation, your disclosure should also provide substantive analysis and insight into how the compensation committee determined the actual award amounts. With a view toward providing expanded disclosure in future filings, please tell us how the compensation committee determined the specific equity awards made to your named executive officers in fiscal 2008. For example, please identify the company and individual performance criteria that were considered in making the awards. Please also explain how each officer's outstanding equity awards and the projected impact of their awards on stockholder dilution and burn rate impacted the size of their 2008 awards.

Item 15. Exhibits, Financial Statement Schedules

Exhibits 31.1 & 31.2

10.   In both your CEO and CFO's certifications, the introductory text of paragraph 4 includes an incorrect citation for the definition of "disclosure controls and procedures," which is defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Please advise.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Part I – Financial Information

Item 1. Financial Statements

Note 6. Goodwill and Intangible Assets, page 5

11.   We note you performed an interim impairment test on both your goodwill and
        your intangible and other long-lived assets. Please tell us the order in which you
        performed your impairment tests.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Critical Accounting Estimates and Policies, page 35

12.   We note your disclosure on page 6 that there could be adjustments to your
        goodwill impairment charge when you have completed the impairment test. In
        addition, you disclose on page 7 that you concluded your long-lived assets were
        not impaired at December 31, 2008. Please tell us what consideration you gave
        to quantitative and qualitative disclosure of the sensitivity of your goodwill and
        long-lived asset valuations to changes in your methodologies or assumptions. See
        Section V of SEC Release 33-8350.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino, Staff Attorney, at (202) 551-3456 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant